April 15, 2026

Philip Kassin
Chief Executive Officer
RRE Ventures Acquisition Corp.
5355 Town Center Road
Boca Raton, FL 33486

        Re: RRE Ventures Acquisition Corp.
            Registration Statement on Form S-1
            Filed April 7, 2026
            File No. 333-294904
Dear Philip Kassin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Ryan J. Maierson, Esq.